INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 27, 2017

Invictus MD Announces Conditional Approval to List on
the TSX Venture Exchange

VANCOUVER, BC, March 27, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) Invictus MD is pleased to announce it has received conditional approval to list its common shares for trading on the TSX Venture Exchange.

Receiving the conditional listing approval from the TSXV follows a year of significant achievements for Invictus-MD. Some of which include:

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The successful test crops at AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), currently operating at half capacity, with full production capacity scheduled by the end of May 2017;

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The 100 acre acquisition by AB Ventures Inc. (“AB Ventures”) scheduled to close on May 1, 2017, that once licensed under the ACMPR, will be used for future cannabis cultivation with plans to construct five production facilities on the new land totalling 100,000 square feet;

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Closed the definitive option agreement to acquire 100% interest in OptionCo., who has constructed a 6,800 square foot facility with a 30,000 square foot expansion plan floor plate, and an option to add a mezzanine within the 60,000 square foot secured perimeter sitting on 150 acres of secured-title land. The large land package provides sufficient expansion capability to construct the necessary facilities to meet future demand resulting from the coming adult recreational use opportunity and capitalizes on some of the lowest operational costs in the country, such as power and water. Furthermore, given OptionCo.’s location, the dry air mitigates the risk of mold and insects. OptionCo. also has plans to produce extracted or oil based products. Every part of OptionCo.’s facility design, location, branding and corporate culture, has been designed to ensure the product of the highest level of quality medical cannabis is achieved. They have already received great interest in its products from doctors and clinics. OptionCo. had its pre-license inspection by Health Canada in early January 2017 and anticipates receiving a license to cultivate under the ACMPR in short order; and

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INVICTUS MD Canada’s Cannabis Company

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Raised $28.2 million in the past four months and currently have $15.5 million in cash in the bank after acquiring 33.33% of AB Laboratories Inc., and 100 acres for AB Ventures Inc. that will support future cannabis cultivation.

“As one of the few cannabis producing companies in North America listed on a major exchange such as the TSXV, this move will enable us to engage a wider investor audience, along with strengthening the cannabis sector,” said Dan Kriznic, Chairman & CEO, Invictus MD.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

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INVICTUS MD Canada’s Cannabis Company

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. There is no assurance that the Proposal will be completed on the terms or within the timeframe contemplated in this news release or at all. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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